                                          Filed pursuant to Rule 424(b)(1)
                                          Registration Statement No. 333-100023
PROSPECTUS

                              42,575 Common Units

                                 Inergy, L.P.

                    Representing Limited Partner Interests

   This prospectus relates to 42,575 common units representing limited partner interests in Inergy, L.P. that may be offered from time to time by the unitholders named in this prospectus. An offering unitholder may sell none, some or all of the common units offered by this prospectus. We will not receive any of the proceeds from the sale of the common units offered.

   Our common units are traded on the Nasdaq National Market under the symbol "NRGY." On October 3, 2002, the last reported sale price of our common units on the Nasdaq was $29.00 per common unit.

   Common units are entitled to receive minimum distributions of operating cash of $0.60 per quarter, or $2.40 on an annualized basis, before any distributions are paid on senior subordinated units or junior subordinated units, to the extent we have sufficient cash from operations after establishment of cash reserves and payment of fees and expenses, including payments to our general partners. For the quarter ended June 30, 2002, we distributed $0.675 on each of our outstanding common, senior subordinated and junior subordinated units.

   The common units are limited partner interests, which are inherently different from the capital stock of a corporation. You should carefully consider the risks relating to investing in common units and each of the other risk factors described under "Risk Factors" beginning on page 1 of this prospectus.

   Our principal executive offices are located at 2 Brush Creek Boulevard, Suite 200, Kansas City, Missouri 64112, and our phone number is (816) 842-8181.

                               -----------------

   Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

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                       Prospectus dated October 4, 2002

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                               TABLE OF CONTENTS

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            GUIDE TO READING THIS PROSPECTUS...................   1

            RISK FACTORS.......................................   1
               Risks Inherent in our Business..................   1
               Risks Inherent in an Investment in Inergy, L.P..   6
               Tax Risks To Common Unitholders.................   8

            FORWARD-LOOKING STATEMENTS.........................  10

            THE OFFERING.......................................  11

            WHO WE ARE.........................................  11

            USE OF PROCEEDS....................................  12

            DESCRIPTION OF THE COMMON UNITS....................  12
               Distributions...................................  12
               Timing of Distributions.........................  12
               Subordination Period............................  12
               Early Conversion of Subordinated Units..........  13
               Issuance of Additional Units....................  13
               Voting Rights...................................  13
               Limited Call Right..............................  13
               Exchange Listing................................  13
               Transfer Agent and Registrar Duties.............  13
               Transfer of Common Units........................  14

            TAX CONSIDERATIONS.................................  15
               Partnership Status..............................  15
               Limited Partner Status..........................  16
               Tax Consequences of Unit Ownership..............  17
               Tax Treatment of Operations.....................  21
               Disposition of Common Units.....................  22
               Uniformity of Units.............................  24
               Tax-Exempt Organizations and Other Investors....  24
               Administrative Matters..........................  25
               State, Local and Other Tax Considerations.......  27

            OFFERING UNITHOLDERS...............................  28

            PLAN OF DISTRIBUTION...............................  29

            LEGAL MATTERS......................................  30

            EXPERTS............................................  30

            OTHER MATTERS......................................  30

            WHERE YOU CAN FIND MORE INFORMATION................  31

            INCORPORATION OF DOCUMENTS BY REFERENCE............  31
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                       GUIDE TO READING THIS PROSPECTUS

   To understand us and the terms of our common units, you should carefully read this document together with any and all prospectus supplements before you invest. You should also read the documents we have referred you to in "Where You Can Find More Information" for information on us and for our financial statements.

   The following information should help you understand some of the conventions used in this prospectus.

  .  Throughout this prospectus,

       (1)when we use the terms "we," "us," or "Inergy, L.P.," we are referring either to Inergy, L.P., the registrant itself, or to Inergy, L.P. and its operating subsidiaries collectively, as the context requires, and

       (2)when we use the term "our predecessor," we are referring to Inergy Partners, LLC, the entity that conducted our business prior to our initial public offering, which closed on July 31, 2001. Inergy, L.P. was formed as a Delaware limited partnership on March 7, 2001 and did not have operations until the initial public offering. Our predecessor commenced operations in November 1996. The discussion of our business throughout this prospectus relates to the business operations of Inergy Partners, LLC prior to Inergy, L.P.'s initial public offering and Inergy, L.P. thereafter.

  . We have a managing general partner and a non-managing general partner. Our managing general partner is responsible for the management of our partnership and its operations are governed by a board of directors. Our managing general partner does not have rights to allocations or distributions from our partnership and does not receive a management fee, but it is reimbursed for expenses incurred on our behalf. Our non-managing general partner owns a 2% non-managing general partner interest in our partnership. Generally, we refer to each general partner as managing or non-managing, as the case may be. We collectively refer to our managing general partner and our non-managing general partner as our "general partners."

                                 RISK FACTORS

   Common units, representing limited partner interests, are inherently different from capital stock of a corporation, although many of the business risks to which we are subject are similar to those that would be faced by a corporation engaged in a similar business. You should carefully consider the following risk factors together with all of the other information included in this prospectus, any prospectus supplement and the information that we have incorporated by reference before investing in the common units.

   If any of the following risks were actually to occur, our business, financial condition or results of operations could be materially adversely affected. In that case, we may be unable to make distributions to our unitholders, the trading price of our common units could decline and you could lose all or part of your investment.

Risks Inherent in our Business

   We may not be able to generate sufficient cash from operations to allow us to pay the minimum quarterly distribution.

   The amount of cash we can distribute on our common units depends upon the amount of cash we generate from our operations. The amount of cash we generate from our operations will fluctuate from quarter to quarter and will depend upon, among other things, the temperatures in our operating areas, the cost to us of the propane we buy for resale, the level of competition from other propane companies and other energy providers and prevailing economic conditions. In addition, the actual amount of cash available for distribution will also depend on other factors, such as the level of capital expenditures we make, debt service requirements, fluctuations in working capital needs, our ability to borrow under our working capital facility to make distributions, and the amount, if any, of cash reserves established by the managing general partner in its discretion for the proper conduct of our business. Because of all these factors, we may not have sufficient available cash each quarter to be able to pay the minimum quarterly distribution.

                                      1

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   Furthermore, you should be aware that the amount of cash we have available for distribution depends primarily upon our cash flow, including cash flow from financial reserves and working capital borrowings, and is not solely a function of profitability, which will be affected by non-cash items. As a result, we may make cash distributions during periods when we record losses and may not make cash distributions during periods when we record net income.

   Since weather conditions may adversely affect the demand for propane, our financial condition and results of operations are vulnerable to, and will be adversely affected by, warm winters.

   Weather conditions have a significant impact on the demand for propane because our customers depend on propane principally for heating purposes. As a result, warm weather conditions will adversely impact our operating results and financial condition. On a pro forma basis for the fiscal year ended September 30, 2001, approximately 75% of our retail propane volume and approximately 73% of our gross profit was attributable to sales during the peak heating season of October through March. Actual weather conditions can substantially change from one year to the next. Furthermore, warmer than normal temperatures in one or more regions in which we operate can significantly decrease the total volume of propane we sell. Consequently, our operating results may vary significantly due to actual changes in temperature. During the fiscal years ended September 30, 1999 and 2000, temperatures were significantly warmer than normal in our areas of operation. Similarly, the first half of fiscal 2002 was significantly warmer than normal in our areas of operations. We believe that our results of operations during these periods were adversely affected primarily due to this abnormally warm weather.

   If we do not continue to make acquisitions on economically acceptable terms, our future financial performance will be limited.

   The propane industry is not a growth industry because of increased competition from alternative energy sources. In addition, as a result of longstanding customer relationships that are typical in the retail home propane industry, the inconvenience of switching tanks and suppliers and propane's higher cost as compared to certain other energy sources, we may have difficulty in increasing our retail customer base other than through acquisitions. Therefore, while our business strategy includes internal growth, our ability to grow will depend principally on acquisitions. Our future financial performance depends on our ability to continue to make acquisitions at attractive prices. We cannot assure you that we will be able to continue to identify attractive acquisition candidates in the future or that we will be able to acquire businesses on economically acceptable terms. In particular, competition for acquisitions in the propane business has intensified and become more costly. We may not be able to grow as rapidly as we expect through acquiring additional businesses after this offering closes for various reasons, including the following:

  . We will use our cash from operations primarily for reinvestment in our business and distributions to unitholders. Consequently, the extent to which we are unable to use cash or access capital to pay for additional acquisitions may limit our growth and impair operating results. Further, we are subject to certain debt incurrence covenants in our revolving credit facility and senior secured notes that may restrict our ability to incur additional debt to finance acquisitions. In addition, any new debt we incur to finance acquisitions may adversely affect our ability to make distributions to our unitholders.

  . Although we intend to use common units as an acquisition currency, some prospective sellers may not be willing to accept units as consideration and their issuance in some circumstances may be dilutive to our existing unitholders.

   Moreover, acquisitions involve potential risks, including:

  .  the inability to integrate the operations of recently acquired businesses,

  .  the diversion of management's attention from other business concerns,

  .  customer or key employee loss from the acquired businesses, and

  .  a significant increase in our indebtedness.

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   We cannot assure you that we will be successful in integrating our recent acquisitions.

   We have recently completed the Independent Propane Company and Pro Gas acquisitions, which geographically expanded our operations into several new states, including Arkansas, Florida, Georgia, Oklahoma, South Carolina and Texas. For the year ended September 30, 2001, the Independent Propane Company and Pro Gas operations constituted 49% of our pro forma gross profits and 47% of our pro forma EBITDA. We cannot assure you that we will successfully integrate these acquisitions into our operations, or that we will achieve the desired profitability from these acquisitions. Failure to successfully integrate these substantial acquisitions could adversely affect our operations and cash flows available for distribution to our unitholders.

   Sudden and sharp propane price increases that cannot be passed on to customers may adversely affect our profit margins.

   The propane industry is a "margin-based" business in which gross profits depend on the excess of sales prices over supply costs. As a result, our profitability will be sensitive to changes in wholesale prices of propane caused by changes in supply or other market conditions. When there are sudden and sharp increases in the wholesale cost of propane, we may not be able to pass on these increases to our customers through retail or wholesale prices. Propane is a commodity and the price we pay for it can fluctuate significantly in response to supply or other market conditions. We have no control over supply or market conditions. In addition, the timing of cost pass-throughs can significantly affect margins. Sudden and extended wholesale price increases could reduce our gross profits and could, if continued over an extended period of time, reduce demand by encouraging our retail customers to conserve or convert to alternative energy sources. Furthermore, on May 1, 2002, we entered into a one-year contract to purchase all of Sunoco Inc. (R&M)'s propane production at its Toledo, Ohio refinery, which is approximately 62 million gallons per year. If we are unable to market all of this propane at competitive prices, our gross profits and margins could be significantly reduced.

   Our indebtedness may limit our ability to borrow additional funds, make distributions to you or capitalize on acquisition or other business opportunities.

   As of October 3, 2002, our total outstanding long-term indebtedness (excluding borrowings under our working capital facility) was approximately $101.7 million, including $85.0 million of senior secured notes, approximately $13.5 million under our acquisition facility and approximately $3.2 million of other indebtedness. Our payment of principal and interest on the indebtedness will reduce the cash available for distribution on our outstanding units. We will be prohibited by our credit facility and the terms of our senior secured notes from making cash distributions during an event of default under any of our indebtedness. Furthermore, our leverage and various limitations in the credit facility and the note purchase agreement relating to the senior secured notes may reduce our ability to incur additional indebtedness, to engage in some transactions and to capitalize on acquisition or other business opportunities.

   In addition, our credit facility contains provisions relating to change of control of our managing general partner, our partnership and our operating company. If these provisions are triggered, such outstanding indebtedness may become due. In such event, there is no assurance that we would be able to pay the indebtedness, in which case the lenders would have the right to foreclose on our assets, which would have a material adverse effect on us. There is no restriction on the ability of our general partners to enter into a transaction which would trigger the change of control provisions.

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   The highly competitive nature of the retail propane business could cause us to lose customers, thereby reducing our revenues.

   We have competitors and potential competitors who are larger and have substantially greater financial resources than we do, which may provide them with some advantages. Also, because of relatively low barriers to entry into the retail propane business, numerous small retail propane distributors, as well as companies not engaged in retail propane distribution, may enter our markets and compete with us. Competition in the past several years has intensified, partly as a result of warmer-than-normal weather and general economic conditions. Most of our propane retail branch locations compete with several marketers or distributors. The principal factors influencing competition with other retail marketers are:

  .  price,

  .  reliability and quality of service,

  .  responsiveness to customer needs,

  .  safety concerns,

  .  long-standing customer relationships,

  .  the inconvenience of switching tanks and suppliers, and

  .  the lack of growth in the industry.

   We can make no assurances that we will be able to compete successfully on the basis of these factors. If a competitor attempts to increase market share by reducing prices, we may lose customers, which would reduce our revenues.

   If we are not able to purchase propane from our principal suppliers, our results of operations would be adversely affected.

   During the fiscal year ended September 30, 2001, Louis Dreyfus Energy Services, L.P. and Dynegy Inc. each accounted for approximately 10% of our volume of propane purchases on a pro forma combined basis. Most of these purchases were made under supply contracts that have a term of one year, are subject to annual renewal and provide various pricing formulas. On May 1, 2002, we entered into a one-year contract to purchase all of Sunoco Inc. (R&M)'s propane production at its Toledo, Ohio refinery, which is approximately 62 million gallons per year. In the event that we are unable to purchase propane from Sunoco or our other significant suppliers, our failure to obtain alternate sources of supply at competitive prices and on a timely basis would hurt our ability to satisfy customer demand, reduce our revenues and adversely affect our results of operations.

   Competition from alternative energy sources may cause us to lose customers, thereby reducing our revenues.

   Competition from alternative energy sources, including natural gas and electricity, has been increasing as a result of reduced regulation of many utilities, including natural gas and electricity. Propane is generally not competitive with natural gas in areas where natural gas pipelines already exist because natural gas is a less expensive source of energy than propane. The gradual expansion of natural gas distribution systems and availability of natural gas in many areas that previously depended upon propane could cause us to lose customers, thereby reducing our revenues.

   Terrorist attacks, such as the attacks that occurred on September 11, 2001, have resulted in increased costs, and future war or risk of war may adversely impact our results of operations.

   The impact that the terrorist attacks of September 11, 2001 may have on the energy industry in general, and on us in particular, is not known at this time. Uncertainty surrounding retaliatory military strikes or a sustained military campaign may affect our operations in unpredictable ways, including disruptions of fuel supplies and

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markets, particularly oil, and the possibility that infrastructure facilities, including pipelines, production facilities, processing plants and refineries, could be direct targets of, or indirect casualties of, an act of terror. We may have to incur additional costs in the future to safeguard certain of our assets and we may be required to incur significant additional costs in the future.

   The terrorist attacks on September 11, 2001 and the changes in the insurance markets attributable to the September 11 attacks may make certain types of insurance more difficult for us to obtain. We may be unable to secure the levels and types of insurance we would otherwise have secured prior to September 11, 2001. There can be no assurance that insurance will be available to us without significant additional costs. A lower level of economic activity could also result in a decline in energy consumption which could adversely affect our revenues or restrict our future growth. Instability in the financial markets as a result of terrorism or war could also affect our ability to raise capital.

   Our business would be adversely affected if service at our principal storage facilities or on the common carrier pipelines we use is interrupted.

   Historically, a substantial portion of the propane purchased to support our operations has originated at Conway, Kansas, Hattiesburg, Mississippi and Mont Belvieu, Texas and has been shipped to us through major common carrier pipelines. Any significant interruption in the service at these storage facilities or on the common carrier pipelines we use would adversely affect our ability to obtain propane.

   We are subject to operating and litigation risks that could adversely affect our operating results to the extent not covered by insurance.

   Our operations are subject to all operating hazards and risks incident to handling, storing, transporting and providing customers with combustible liquids such as propane. As a result, we may be a defendant in legal proceedings and litigation arising in the ordinary course of business. Our insurance may not be adequate to protect us from all material expenses related to potential future claims for personal and property damage. In addition, the occurrence of a serious accident, whether or not we are involved, may have an adverse effect on the public's desire to use our products.

   Our results of operations and financial condition may be adversely affected by governmental regulation and associated environmental and regulatory costs.

   The propane business is subject to a wide range of federal and state laws and regulations related to environmental and other regulated matters. We may have higher costs in the future due to stricter pollution control requirements or liabilities resulting from non-compliance with operating or other regulatory permits. New environmental regulations might adversely impact our operations, as well as the storage and transportation of propane.

   Energy efficiency and new technology may reduce the demand for propane.

   The national trend toward increased conservation and technological advances, including installation of improved insulation and the development of more efficient furnaces and other heating devices, has adversely affected the demand for propane by retail customers. Future conservation measures or technological advances in heating, conservation, energy generation or other devices might reduce demand for propane.

   Due to our lack of asset diversification, adverse developments in our propane business would reduce our ability to make distributions to our unitholders.

   We rely exclusively on the revenues generated from our propane business. Due to our lack of asset diversification, an adverse development in this business would have a significantly greater impact on our financial condition and results of operations than if we maintained more diverse assets.

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Risks Inherent in an Investment in Inergy, L.P.

   Unitholders have less ability to elect or remove management than holders of common stock in a corporation.

   Unlike the holders of common stock in a corporation, unitholders have only limited voting rights on matters affecting our business, and therefore limited ability to influence management's decisions regarding our business. Unitholders did not elect our managing general partner or its board of directors and will have no right to elect our managing general partner or its board of directors on an annual or other continuing basis. The board of directors of our managing general partner is chosen by the sole member of our managing general partner, Inergy Holdings. Although our managing general partner has a fiduciary duty to manage our partnership in a manner beneficial to Inergy, L.P. and the unitholders, the directors of the managing general partner have a fiduciary duty to manage the managing general partner in a manner beneficial to its member, Inergy Holdings.

   Furthermore, if the unitholders are dissatisfied with the performance of our managing general partner, they will have little ability to remove our managing general partner. First of all, the managing general partner generally may not be removed except upon the vote of the holders of 66 2/3% of the outstanding units voting together as a single class. Because the general partners and their affiliates, including our executive officers and directors, currently control approximately 30% of all the units, it will be difficult to remove the managing general partner without the consent of the general partners and our affiliates. Furthermore, if the managing general partner is removed without cause during the subordination period and units held by the general partners and their affiliates are not voted in favor of that removal, all remaining subordinated units will automatically be converted into common units and any existing arrearages on the common units will be extinguished. A removal under these circumstances would adversely affect the common units by prematurely eliminating their distribution and liquidation preference over the subordinated units which would otherwise have continued until we had met certain distribution and performance tests.

   Cause is narrowly defined to mean that a court of competent jurisdiction has entered a final, non-appealable judgment finding the managing general partner liable for actual fraud, gross negligence, or willful or wanton misconduct in its capacity as our managing general partner. Cause does not include most cases of charges of poor management of the business, so the removal of the managing general partner because of the unitholders' dissatisfaction with the managing general partner's performance in managing our partnership will most likely result in the termination of the subordination period.

   Furthermore, unitholders' voting rights are further restricted by the partnership agreement provision providing that any units held by a person that owns 20% or more of any class of units then outstanding, other than the general partners and their affiliates, cannot be voted on any matter.

   The control of our managing general partner may be transferred to a third party without unitholder consent.

   The managing general partner may transfer its general partner interest to a third party in a merger or in a sale of all or substantially all of its assets without the consent of the unitholders. Furthermore, there is no restriction in the partnership agreement on the ability of the owner of the managing general partner, Inergy Holdings, from transferring its ownership interest in the managing general partner to a third party. The new owner of the managing general partner would then be in a position to replace the board of directors and officers of the managing general partner with its own choices and to control the decisions taken by the board of directors and officers.

   Our managing general partner has a limited call right that may require you to sell your common units at an undesirable time or price.

   If at any time less than 20% of the outstanding units of any class are held by persons other than our general partners and their affiliates, our managing general partner has the right to acquire all, but not less than all, of those units held by the unaffiliated persons. The price for these units will not be less than the then-current market price of the units. As a consequence, you may be required to sell your common units at an undesirable time or price. Our managing general partner may assign this acquisition right to any of its affiliates or to the partnership.

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   Cost reimbursements due our managing general partner may be substantial and reduce our ability to pay the minimum quarterly distribution.

   Prior to making any distributions on the units, we will reimburse our managing general partner for all expenses it has incurred on our behalf. In addition, our general partners and their affiliates may provide us with services for which we will be charged reasonable fees as determined by the managing general partner. The reimbursement of these expenses and the payment of these fees could adversely affect our ability to make distributions to you. Our managing general partner has sole discretion to determine the amount of these expenses and fees. From July 31, 2001 until June 30, 2002, our general partners and their affiliates incurred $7.0 million of direct and indirect expenses on our behalf, consisting primarily of salaries and employee benefits. Effective January 1, 2002, all employees of our general partners became employees of our operating company.

   We may issue additional common units without your approval, which would dilute your existing ownership interests.

   While any senior subordinated units remain outstanding, our managing general partner may cause us to issue up to 800,000 additional common units without your approval. Our managing general partner may also cause us to issue an unlimited number of additional common units, without your approval, in a number of circumstances, such as:

  . the issuance of common units in connection with acquisitions that increase cash flow from operations per unit on a pro forma basis,

  .  the conversion of subordinated units into common units,

  . the conversion of the general partner interests and the incentive distribution rights into common units as a result of the withdrawal of our general partners, or

  .  issuances of common units under our employee benefit plans.

   The issuance of additional common units or other equity securities of equal rank will have the following effects:

  .  your proportionate ownership interest in us will decrease,

  . the amount of cash available for distribution on each common unit may decrease,

  . since a lower percentage of total outstanding units will be subordinated units, the risk that a shortfall in the payment of the minimum quarterly distribution will be borne by the common unitholders will increase,

  . the relative voting strength of each previously outstanding common unit may be diminished, and

  .  the market price of the common units may decline.

   Once no senior subordinated units remain outstanding, we may issue an unlimited number of limited partner interests of any type without the approval of the unitholders. Our partnership agreement does not give the unitholders the right to approve our issuance of equity securities ranking junior to the common units.

   You may not have limited liability if a court finds that unitholder actions constitute control of our business.

   Under Delaware law, you could be held liable for our obligations to the same extent as a general partner if a court determined that the right of unitholders to remove our managing general partner or to take other action under the partnership agreement constituted participation in the "control" of our business.

   Our general partners generally have unlimited liability for the obligations of the partnership, such as its debts and environmental liabilities, except for those contractual obligations of the partnership that are expressly made without recourse to the general partners.

   In addition, Section 17-607 of the Delaware Revised Uniform Limited Partnership Act provides that, under some circumstances, a unitholder may be liable to us for the amount of a distribution for a period of three years from the date of the distribution.

   Our general partners have conflicts of interest and limited fiduciary responsibilities, which may permit our general partners to favor their own interests to the detriment of unitholders.

   Inergy Holdings and its affiliates directly and indirectly own an aggregate limited partner interest of approximately 24% in us and the incentive distribution rights, own and control our managing general partner and own and control our non-managing general partner, which owns the 2% general partner interest. Conflicts of interest could arise in the future as a result of relationships between Inergy Holdings, our general partners and their affiliates, on the one hand, and the partnership or any of the limited partners, on the other hand. As a result of these conflicts our general partners may favor their own interests and those of their affiliates over the interests of the unitholders. The nature of these conflicts includes the following considerations:

  . Our general partners may limit their liability and reduce their fiduciary duties, while also restricting the remedies available to unitholders for actions that might, without the limitations, constitute breaches of fiduciary duty. Unitholders are deemed to have consented to some actions and conflicts of interest that might otherwise be deemed a breach of fiduciary or other duties under applicable state law.

  . Our general partners are allowed to take into account the interests of parties in addition to the partnership in resolving conflicts of interest, thereby limiting their fiduciary duties to the unitholders.

  . Our general partners' affiliates are not prohibited from engaging in other business or activities, including those in direct competition with us.

  . Our managing general partner determines the amount and timing of asset purchases and sales, capital expenditures, borrowings and reserves, each of which can affect the amount of cash that is distributed to unitholders.

  . Our managing general partner determines whether to issue additional units or other equity securities of the partnership.

  .  Our managing general partner determines which costs are reimbursable by us.

  . Our managing general partner controls the enforcement of obligations owed to us by it.

  . Our managing general partner decides whether to retain separate counsel, accountants or others to perform services for us.

  . Our managing general partner is not restricted from causing us to pay it or its affiliates for any services rendered on terms that are fair and reasonable to us or entering into additional contractual arrangements with any of these entities on our behalf.

  . In some instances our managing general partner may borrow funds in order to permit the payment of distributions, even if the purpose or effect of the borrowing is to make a distribution on the subordinated units or to make incentive distributions or hasten the expiration of the subordination period.

Tax Risks To Common Unitholders

   You are urged to read "Tax Considerations" for a more complete discussion of the following expected material federal income tax consequences of owning and disposing of our common units.

   The IRS could treat us as a corporation for tax purposes, which would substantially reduce the cash available for distribution to you.

   The anticipated after-tax economic benefit of an investment in our units depends largely on our being treated as a partnership for federal income tax purposes. We have not requested, and do not plan to request, a ruling from the IRS on this or any other matter affecting us.

   If we were treated as a corporation for federal income tax purposes, we would pay federal income tax on our income at the corporate tax rate, which is currently a maximum of 35% and we would likely pay state taxes as well. Distributions to you would generally be taxed again to you as corporate distributions, and none of our income, gains, losses or deductions would flow through to you. Because a tax would be imposed upon us as a corporation, our cash available for distribution to you would be substantially reduced. Therefore, treatment of us as a corporation would result in a material reduction in the after-tax return to the unitholders, likely causing a substantial reduction in the value of our common units.

   A change in current law or a change in our business could cause us to be treated as a corporation for federal income tax purposes or otherwise subject us to entity-level taxation. The partnership agreement provides that, if a law is enacted or existing law is modified or interpreted in a manner that causes us to be treated as a corporation or otherwise subjects us to entity-level taxation for federal, state or local income tax purposes, then the minimum quarterly distribution and the target distribution levels will be adjusted to reflect that impact on us.

   A successful IRS contest of the federal income tax positions we take may adversely affect the market for common units and the costs of any contest will be borne by our unitholders and our general partners.

   We have not requested a ruling from the IRS with respect to any matter affecting us. The IRS may adopt positions that differ from the conclusions of our counsel expressed in this prospectus or from the positions we take. It may be necessary to resort to administrative or court proceedings to sustain our counsel's conclusions or the positions we take. A court may not concur with our counsel's conclusions or the positions we take. Any contest with the IRS may materially and adversely affect the market for our common units and the price at which they trade. In addition, some or all of our unitholders and our general partners will indirectly bear the costs of any contest with the IRS, principally legal, accounting and related fees.

   You may be required to pay taxes on your share of our income even if you do not receive any cash distributions from us.

   You will be required to pay federal income taxes and, in some cases, state and local income taxes on your share of our taxable income even if you do not receive any cash distributions from us. You may not receive cash distributions from us equal to your share of our taxable income or even equal to the actual tax liability that results from the taxation of your share of our taxable income.

   Tax gain or loss on disposition of common units could be different than expected.

   If you sell your common units, you will recognize gain or loss equal to the difference between the amount realized and your tax basis in those common units. Prior distributions to you in excess of the total net taxable income you were allocated for a common unit which decreased your tax basis in that common unit will, in effect, become taxable income to you if the common unit is sold at a price greater than your tax basis in that common unit, even if the price is less than your original cost. A substantial portion of the amount you realize, whether or not representing gain, will likely be ordinary income to you. Should the IRS successfully contest some positions we take, you could recognize more gain on the sale of your common units than would be the case under those positions, without the benefit of decreased income in prior years. Also, if you sell your common units, you may incur a tax liability in excess of the amount of cash you receive from the sale.

   Tax-exempt entities, regulated investment companies and foreign persons face unique tax issues from owning common units which may result in adverse tax consequences to them.

   Investment in common units by tax-exempt entities, including employee benefit plans and individual retirement accounts (known as IRAs), regulated investment companies (known as mutual funds) and non-U.S. persons raises issues unique to them. For example, virtually all of our income allocated to unitholders who are organizations exempt from federal income tax, may be unrelated business taxable income and will be taxable to them. Very little of our income will be qualifying income to a regulated investment company. Distributions to non-U.S. persons will be reduced by withholding taxes, at the highest effective tax rate applicable to individuals, and non-U.S. persons will be required to file federal income tax returns and generally pay tax on their share of our taxable income.

   We are registered as a tax shelter. This may increase the risk of an IRS audit of us or a unitholder.

   We are registered with the IRS as a "tax shelter." Our tax shelter registration number is 01204000001. The tax laws require that some types of entities, including some partnerships, register as "tax shelters" in response to the perception that they claim tax benefits that may be unwarranted. As a result, we may be audited by the IRS and tax adjustments could be made. Any unitholder owning less than a 1% profits interest in us has very limited rights to participate in the income tax audit process. Further, any adjustments in our tax returns will lead to adjustments in your tax returns and may lead to audits of your tax returns and adjustments of items unrelated to us. You will bear the cost of any expense incurred in connection with an examination of your personal tax return and indirectly bear a portion of the cost of an audit of us.

   We will treat each purchaser of units as having the same tax benefits without regard to the units purchased. The IRS may challenge this treatment, which could adversely affect the value of the units.

   Because we cannot match transferors and transferees of common units, we will adopt depreciation and amortization positions that do not conform with all aspects of existing Treasury regulations. A successful IRS challenge to those positions could adversely affect the amount of tax benefits available to you. It also could affect the timing of these tax benefits or the amount of gain from your sale of common units and could have a negative impact on the value of the common units or result in audit adjustments to your tax returns. Please read "Tax Considerations--Uniformity of Units" for a further discussion of the effect of the depreciation and amortization positions we adopt.

   You will likely be subject to state and local taxes in states where you do not live as a result of an investment in the units.

   In addition to federal income taxes, you will likely be subject to other taxes, including state and local taxes, unincorporated business taxes and estate, inheritance or intangible taxes that are imposed by the various jurisdictions in which we do business or own property now or in the future even if you do not live in any of those jurisdictions. You will likely be required to file state and local income tax returns and pay state and local income taxes in some or all of the jurisdictions. Further, you may be subject to penalties for failure to comply with those requirements. We presently anticipate that substantially all of our income will be generated in the following states:
Arkansas, Florida, Georgia, Illinois, Indiana, Michigan, North Carolina, Ohio, Oklahoma, South Carolina, Tennessee, Texas, Virginia and Wisconsin. Each of these states, except Florida and Texas, imposes a personal income tax. If we expand our operations into other states, you may have to file state and local income tax returns in additional jurisdictions. If we conduct operations in other states, you may be required to file state and local income tax returns in additional jurisdictions. It is your responsibility to file all federal, state and local tax returns. Our counsel has not rendered an opinion on the state or local tax consequences of an investment in the common units.

                          FORWARD-LOOKING STATEMENTS

   Some of the information in this prospectus, any prospectus supplement and the documents that we have incorporated by reference may contain forward-looking statements. All statements other than statements of historical fact are forward-looking statements. These statements can be identified by the use of forward-looking terminology including "may," "believe," "will," "expect," "anticipate," "estimate," "continue" or other similar words. These statements discuss plans, strategies, events or developments that we expect or anticipate will or may occur in the future. Specific factors could cause our actual results to differ materially from those contained in any forward-looking statement. These factors include, but are not limited to:

  .  the effect of weather conditions on demand for propane;

  .  the price volatility and availability of propane;

  . the availability of capacity to transport propane to market areas and our customers;

  .  competition from other energy sources and within the propane industry;

  . improvements in energy efficiency and technology trends resulting in reduced demand for propane;

  . our ability to achieve expected operating cost savings, synergies and productivity improvements from the integration of the propane distribution businesses we acquire, including Independent Propane Company Holdings;

  . our inability to make business acquisitions on economically acceptable terms;

  .  our ability to obtain new customers and retain existing customers;

  . operating hazards and risks incidental to transporting, storing and distributing propane and related products, including the risk of explosions and fires resulting in personal injury and property damage;

  .  liability for environmental claims;

  .  adverse labor relations;

  .  governmental legislation and regulation;

  .  the condition of the capital markets in the United States; and

  .  the political and economic stability of oil producing nations of the world.

   A forward-looking statement may include a statement of the assumptions or bases underlying the forward-looking statement. We believe that we have chosen these assumptions or bases in good faith and that they are reasonable. However, we caution you that assumed facts or bases almost always vary from actual results, and the differences between assumed facts or bases and actual results can be material, depending on the circumstances. When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this prospectus, any prospectus supplement and the documents that we have incorporated by reference, including those described in the "Risk Factors" section of this prospectus. We will not update these statements unless the securities laws require us to do so.

                                 THE OFFERING

   This prospectus is part of a registration statement that we filed with the SEC using a "shelf" registration process. Under this shelf registration process, the unitholders who received common units in our December 2001 acquisition of Independent Propane Company Holdings and who are listed under the heading "Offering Unitholders" in this prospectus may sell from time to time up to 42,575 common units representing limited partner interests in one or more offerings. The offering unitholders may sell none, some or all of the common units offered by this prospectus. We cannot predict when or in what amounts an offering unitholder may sell any of the common units offered by this prospectus. Each time that an offering unitholder sells common units under this prospectus we may provide a prospectus supplement that will contain specific information about the terms of that offering. Prospectus supplements may add, update or change information contained in this prospectus. Therefore, before you invest in the common units, you should read this prospectus, any prospectus supplements and all additional information referenced in "Incorporation of Documents by Reference" section of this prospectus.

                                  WHO WE ARE

   We own and operate a rapidly growing retail and wholesale propane marketing and distribution business. Since our predecessor's inception in November 1996, we have acquired 13 propane companies for an aggregate purchase price of approximately $230 million, including working capital, assumed liabilities and acquisition costs. For a more detailed description of our predecessor, please read "Guide to Reading this Prospectus." For the fiscal year ended September 30, 2001, on a pro forma combined basis we sold approximately 117 million gallons of propane to retail customers and approximately 262 million gallons of propane to wholesale customers.

   Our retail business includes the retail marketing, sale and distribution of propane, including the sale and lease of propane supplies and equipment, to residential, commercial, industrial and agricultural customers. We market our propane products under six regional brand names: Bradley Propane, Country Gas, Hoosier Propane, McCracken, Pro Gas and Independent Propane Company. We serve approximately 190,000 retail customers in Arkansas, Florida, Georgia, Illinois, Indiana, Michigan, North Carolina, Ohio, Oklahoma, South Carolina, Tennessee, Texas, Virginia and Wisconsin from 99 customer service centers which have an aggregate of approximately 6.2 million gallons of above-ground propane storage capacity. In addition to our retail business, we operate a wholesale supply, marketing and distribution business, providing propane procurement, transportation and supply and price risk management services to our customer service centers, as well as to independent dealers and multistate marketers and, to a lesser extent, selling propane as a standby fuel to industrial end users. We currently provide wholesale supply and distribution services to approximately 350 customers in 24 states, primarily in the Midwest and Southeast.

   Our operations are conducted through, and our operating assets are owned by, our subsidiaries. We own our interests in our subsidiaries through our operating company, Inergy Propane, LLC. Inergy GP, LLC, our managing general partner, has sole responsibility for conducting our business and managing our operations. Our managing general partner's only interest in us is its management rights. Inergy GP, LLC has no economic interest in our partnership and does not receive a management fee, but it is reimbursed for expenses incurred on our behalf. Inergy Partners, LLC, our non-managing general partner, owns a 2% non-managing general partner interest in us. The 2% general partner interest is entitled to its proportionate share of allocations and distributions in our partnership. Our non-managing general partner has no operational or managerial responsibilities under our partnership agreement.

   Our common units, which represent limited partner interests, are traded on the Nasdaq National Market under the symbol "NRGY." On October 3, 2002, the last reported sale price of our common units on the Nasdaq was $29.00 per common unit.

   Our principal executive offices are located at 2 Brush Creek Boulevard, Suite 200, Kansas City, Missouri 64112, and our phone number is (816) 842-8181.

                                USE OF PROCEEDS

   We will not receive any proceeds from the sale of common units by the offering unitholders named in this prospectus.

                        DESCRIPTION OF THE COMMON UNITS

   The common units and the subordinated units represent limited partner interests in us. The holders of units are entitled to participate in partnership distributions and exercise the rights or privileges available to limited partners under our partnership agreement. We currently have 3,827,176 common units, representing a 48.6% limited partner interest; 3,313,367 senior subordinated units, representing a 42.1% limited partner interest; and 572,542 junior subordinated units, representing a 7.3% limited partner interest. Thus, our equity consists of a 98% limited partner interest and a 2% general partner interest.

Distributions

   Common units are entitled to receive distributions of available cash of $0.60 per quarter, or $2.40 on an annualized basis, before any distributions are paid on our subordinated units.

     In general, we will pay any cash distributions we make each quarter in the following manner:

  . first, 98% to the common units and 2% to the non-managing general partner, until each common unit has received a minimum quarterly distribution of $0.60 plus any arrearages from prior quarters;

  . second, 98% to the senior subordinated units and 2% to the non-managing general partner, until each senior subordinated unit has received a minimum quarterly distribution of $0.60;

  . third, 98% to the junior subordinated units and 2% to the non-managing general partner, until each junior subordinated unit has received a minimum quarterly distribution of $0.60; and

  . fourth, 98% to all units, pro rata, and 2% to the non-managing general partner, until each unit has received a distribution of $0.66 per quarter.

   If cash distributions exceed $0.66 per unit in any quarter, Inergy Holdings, the sole member of our managing general partner, will receive increasing percentages, up to 48%, of the cash we distribute in excess of that amount.

   We must distribute all of our cash on hand at the end of each quarter, less reserves established by our managing general partner. The amount of this "available cash" may be greater than or less than the minimum quarterly distribution.

Timing of Distributions

   We pay distributions approximately 45 days after March 31, June 30, September 30 and December 31 to unitholders of record on the applicable record date and to our non-managing general partner.

Subordination Period

   The subordination period will end once we meet the financial tests in the partnership agreement, but it generally cannot end before June 30, 2006 with respect to the senior subordinated units and June 30, 2008 with respect to the junior subordinated units.

   When the applicable subordination period ends, all remaining senior subordinated units or junior subordinated units, as applicable, will convert into common units on a one-for-one basis. Once all subordinated units have been converted into common units, the common units will no longer be entitled to arrearages.

Early Conversion of Subordinated Units

   If we meet the applicable financial tests in the partnership agreement as of any quarter ending on or after June 30, 2004, 25% of the senior subordinated units will convert into common units. If we meet these tests as of any quarter ending on or after June 30, 2005, an additional 25% of the senior subordinated units will convert into common units. The early conversion of the second 25% of the senior subordinated units may not occur until at least one year after the early conversion of the first 25% of the senior subordinated units.

   If we meet the applicable financial tests in the partnership agreement as of any quarter ending on or after June 30, 2006, 25% of the junior subordinated units will convert into common units. If we meet these tests as of any quarter ending on or after June 30, 2007, an additional 25% of the junior subordinated units will convert into common units. The early conversion of the second 25% of the junior subordinated units may not occur until at least one year after the early conversion of the first 25% of the junior subordinated units.

   Notwithstanding the foregoing, all outstanding junior subordinated units may convert into common units on a one-for-one basis on or after June 30, 2006, if we have paid a distribution of at least $2.80 on each outstanding unit for each of the three preceding non-overlapping four-quarter periods, all of the senior subordinated units have been converted into common units, and we have met other applicable financial tests in the partnership agreement.

Issuance of Additional Units

   In general, while any senior subordinated units remain outstanding, we may not issue more than 800,000 additional common units without obtaining unitholder approval. We may, however, issue an unlimited number of common units in connection with acquisitions that increase cash flow from operations per unit on a pro forma basis. We refer to acquisitions which increase cash flow from operations on a per unit basis as "accretive."

Voting Rights

   Unlike the holders of common stock in a corporation, you will have only limited voting rights on matters affecting our business. You will have no right to elect our managing general partner or its directors on an annual or other continuing basis. The managing general partner may not be removed except by the vote of the holders of at least 66 2/3% of the outstanding units, including units owned by the general partners and their affiliates.

Limited Call Right

   If at any time not more than 20% of the outstanding common units are held by persons other than our general partners and their affiliates, our managing general partner has the right, but not the obligation, to purchase all of the remaining common units at a price not less than the then current market price of the common units.

Exchange Listing

   Our common units are traded on the Nasdaq National Market under the symbol "NRGY."

Transfer Agent and Registrar Duties

   American Stock Transfer & Trust Company serves as registrar and transfer agent for the common units. We pay all fees charged by the transfer agent for transfers of common units, except the following that must be paid by unitholders:

  . surety bond premiums to replace lost or stolen certificates, taxes and other governmental charges,

  .  special charges for services requested by a holder of a common unit, and

  .  other similar fees or charges.

   There is no charge to unitholders for disbursements of our cash distributions. We will indemnify the transfer agent, its agents and each of their stockholders, directors, officers and employees against all claims and losses that may arise out of acts performed or omitted for its activities in that capacity, except for any liability due to any gross negligence or intentional misconduct of the indemnified person or entity.

Transfer of Common Units

   Any transfers of a common unit will not be recorded by the transfer agent or recognized by us unless the transferee executes and delivers a transfer application. By executing and delivering a transfer application, the transferee of common units:

  . becomes the record holder of the common units and is an assignee until admitted into our partnership as a substituted limited partner,

  . automatically requests admission as a substituted limited partner in our partnership,

  . agrees to be bound by the terms and conditions of, and executes, our partnership agreement,

  . represents that the transferee has the capacity, power and authority to enter into the partnership agreement,

  . grants powers of attorney to officers of our managing general partner and any liquidator of us as specified in the partnership agreement, and

  .  makes the consents and waivers contained in the partnership agreement.

   An assignee will become a substituted limited partner of our partnership for the transferred common units upon the consent of our managing general partner and the recording of the name of the assignee on our books and records. The managing general partner may withhold its consent in its sole discretion.

   A transferee's broker, agent or nominee may complete, execute and deliver a transfer application. We are entitled to treat the nominee holder of a common unit as the absolute owner. In that case, the beneficial holder's rights are limited solely to those that it has against the nominee holder as a result of any agreement between the beneficial owner and the nominee holder.

   Common units are securities and are transferable according to the laws governing transfer of securities. In addition to other rights acquired upon admission as a substituted limited partner in our partnership for the transferred common units. A purchaser or transferee of common units who does not execute and deliver a transfer application obtains only:

  .  the right to assign the common unit to a purchaser or other transferee, and

  . the right to transfer the right to seek admission as a substituted limited partner in our partnership for the transferred common units.

   Thus, a purchaser or transferee of common units who does not execute and deliver a transfer application:

  . will not receive cash distributions or federal income tax allocations, unless the common units are held in a nominee or "street name" account and the nominee or broker has executed and delivered a transfer application, and

  . may not receive some federal income tax information or reports furnished to record holders of common units.

   The transferor of common units has a duty to provide the transferee with all information that may be necessary to transfer the common units. The transferor does not have a duty to insure the execution of the transfer application by the transferee and has no liability or responsibility if the transferee neglects or chooses not to execute and forward the transfer application to the transfer agent.

   Until a common unit has been transferred on our books, we and the transfer agent, may treat the record holder of the unit as the absolute owner for all purposes, except as otherwise required by law or stock exchange regulations.

                              TAX CONSIDERATIONS

   This section addresses all of the material tax considerations that may be relevant to prospective unitholders who are individual citizens or residents of the United States and, unless otherwise noted in the following discussion, is the opinion of Stinson Morrison Hecker LLP, special counsel to the general partners and us, insofar as it relates to legal conclusions with respect to United States federal income tax law. This section is based upon current provisions of the Internal Revenue Code, existing and proposed regulations and current administrative rulings and court decisions, all of which are subject to change. Later changes in these authorities may cause the tax consequences to vary substantially from the consequences described below. Unless the context otherwise requires, references in this section to "us" or "we" are references to Inergy, L.P. and the operating company.

   No attempt has been made in the following discussion to comment on all federal income tax matters affecting us or the unitholders. Moreover, the discussion focuses on unitholders who are individual citizens or residents of the United States and has only limited application to corporations, estates, trusts, nonresident aliens or other unitholders subject to specialized tax treatment, such as tax-exempt institutions, non-U.S. persons, individual retirement accounts (IRAs), real estate investment trusts (REITs) or mutual funds. Accordingly, each prospective unitholder is urged to consult with, and is urged to depend on, his own tax advisor in analyzing the federal, state, local and foreign tax consequences particular to him of the ownership or disposition of common units.

   All statements as to matters of law and legal conclusions, but not as to factual matters, contained in this section, unless otherwise noted, are the opinion of Stinson Morrison Hecker LLP, unless otherwise noted, and are based on the accuracy of the representations made by us.

   No ruling has been or will be requested from the IRS regarding any matter affecting us or prospective unitholders. Instead, we will rely on opinions and advice of Stinson Morrison Hecker LLP. Unlike a ruling, an opinion of counsel represents only that counsel's best legal judgment and does not bind the IRS or the courts. Accordingly, the opinions and statements made here may not be sustained by a court if contested by the IRS. Any contest of this sort with the IRS may materially and adversely impact the market value of the common units. In addition, the costs of any contest with the IRS will be borne indirectly by the unitholders and our general partners. Furthermore, the tax treatment of Inergy, L.P., or of an investment in Inergy, L.P., may be significantly modified by future legislative or administrative changes or court decisions. Any modifications may or may not be retroactively applied.

   For the reasons described below, Stinson Morrison Hecker LLP has not rendered an opinion with respect to the following specific federal income tax issues:

      (l) the treatment of a unitholder whose common units are loaned to a short seller to cover a short sale of common units (please read "--Tax Consequences of Unit Ownership--Treatment of Short Sales"),

      (2) whether our monthly convention for allocating taxable income and losses is permitted by existing Treasury regulations (please read "-- Disposition of Common Units--Allocations Between Transferors and Transferees"), and

      (3) whether our method for depreciating Section 743 adjustments is sustainable (please read "--Tax Consequences of Unit Ownership--Section 754 Election").

Partnership Status

   A partnership is not a taxable entity and incurs no federal income tax liability. Instead, each partner of a partnership is required to take into account his share of items of income, gain, loss and deduction of the partnership in computing his federal income tax liability, regardless of whether cash distributions are made to him by the partnership. Distributions by a partnership to a partner are generally not taxable unless the amount of cash distributed is in excess of his adjusted basis in his partnership interest.

   Section 7704 of the Internal Revenue Code provides that publicly-traded partnerships will, as a general rule, be taxed as corporations. However, an exception, referred to as the "Qualifying Income Exception," exists with respect to publicly-traded partnerships whose gross income for every taxable year consists of at least 90% "qualifying income." Qualifying income includes income and gains derived from the wholesale and retail marketing and transportation of propane. Other types of qualifying income include interest other than from a financial business, dividends, gains from the sale of real property and gains from the sale or other disposition of assets held for the production of income that otherwise constitutes qualifying income. We estimate that less than 7% of our current income is not qualifying income; however, this estimate could change from time to time. Based upon and subject to this estimate, the factual representations made by us and the managing general partner and a review of the applicable legal authorities, counsel is of the opinion that at least 90% of our current gross income constitutes qualifying income.

   No ruling has been or will be sought from the IRS and the IRS has made no determination as to our status as a partnership for federal income tax purposes, the status of the operating company for federal income tax purposes or whether our operations generate "qualifying income" under Section 7704 of the Code. Instead, we will rely on the opinion of Stinson Morrison Hecker LLP that, based upon the Internal Revenue Code, its regulations, published revenue rulings and court decisions and the representations described below, Inergy, L.P. has been and will be treated as a partnership for federal income tax purposes and the operating company has been and will be disregarded as an entity separate from us for federal income tax purposes.

   In rendering its opinion, Stinson Morrison Hecker LLP has relied on factual representations made by us and the managing general partner. The representations made by us and our managing general partner upon which counsel has relied are:

      (a) Neither Inergy, L.P. nor the operating company has elected or will elect to be treated as a corporation, and

      (b) For each taxable year, more than 90% of our gross income has been and will be income from sources that Stinson Morrison Hecker LLP has opined, or will opine, is "qualifying income" within the meaning of Section 7704(d) of the Internal Revenue Code.

   If we fail to meet the Qualifying Income Exception, other than a failure which is determined by the IRS to be inadvertent and which is cured within a reasonable time after discovery, we will be treated as if we had transferred all of our assets, subject to liabilities, to a newly formed corporation, on the first day of the year in which we fail to meet the Qualifying Income Exception, in return for stock in that corporation, and then distributed that stock to the unitholders in liquidation of their interests in us. This contribution and liquidation should be tax-free to unitholders and Inergy, L.P. so long as we, at that time, do not have liabilities in excess of the tax basis of our assets. Thereafter, we would be treated as a corporation for federal income tax purposes.

   If we were treated as a corporation in any taxable year, either as a result of a failure to meet the Qualifying Income Exception or otherwise, our items of income, gain, loss and deduction would be reflected only on our tax return rather than being passed through to the unitholders, and our net income would be taxed to us at corporate rates. In addition, any distribution made to a unitholder would be treated as either taxable dividend income, to the extent of our current or accumulated earnings and profits, or, in the absence of earnings and profits, a nontaxable return of capital, to the extent of a unitholder's tax basis in his common units, or taxable capital gain, after the unitholder's tax basis in his common units is reduced to zero. Accordingly, treatment as a corporation would materially reduce a unitholder's cash flow and after-tax return and thus would reduce the value of the units.

   The remainder of this section is based on Stinson Morrison Hecker LLP's opinion that we will be treated as a partnership for federal income tax purposes.

Limited Partner Status

   Unitholders who have become limited partners of Inergy, L.P. will be treated as partners of Inergy, L.P. for federal income tax purposes. Also:

      (a) assignees who have executed and delivered transfer applications, and are awaiting admission as limited partners, and

      (b) unitholders whose common units are held in street name or by a nominee and who have the right to direct the nominee in the exercise of all substantive rights attendant to the ownership of their common units, will be treated as partners of Inergy, L.P. for federal income tax purposes.

   As there is no direct authority addressing assignees of common units who are entitled to execute and deliver transfer applications and thereby become entitled to direct the exercise of attendant rights, but who fail to execute and deliver transfer applications, the opinion of Stinson Morrison Hecker LLP does not extend to these persons. Furthermore, a purchaser or other transferee of common units who does not execute and deliver a transfer application may not receive some federal income tax information or reports furnished to record holders of common units unless the common units are held in a nominee or street name account and the nominee or broker has executed and delivered a transfer application for those common units.

   A beneficial owner of common units whose units have been transferred to a short seller to complete a short sale would appear to lose his status as a partner with respect to those units for federal income tax purposes. Please read "--Tax Consequences of Unit Ownership--Treatment of Short Sales."

   Income, gain, deductions or losses would not appear to be reportable by a unitholder who is not a partner for federal income tax purposes, and any cash distributions received by a unitholder who is not a partner for federal income tax purposes would therefore be fully taxable as ordinary income. These holders are urged to consult their own tax advisors with respect to their status as partners in Inergy, L.P. for federal income tax purposes.

Tax Consequences of Unit Ownership

   Flow-through of Taxable Income. We will not pay any federal income tax. Instead, each unitholder will be required to report on his income tax return his share of our income, gains, losses and deductions without regard to whether we make cash distributions to him. Consequently, we may allocate income to a unitholder even if he has not received a cash distribution from us. Each unitholder will be required to include in income his allocable share of our income, gains, losses and deductions for our taxable year ending with or within his taxable year.

   Treatment of Distributions. Except as described below with respect to certain non-pro rata distributions, our distributions to a unitholder will not be taxable to the unitholder for federal income tax purposes to the extent of his tax basis in his common units immediately before the distribution. Our cash distributions in excess of a unitholder's tax basis will be considered to be gain from the sale or exchange of the common units, taxable in accordance with the rules described under "--Disposition of Common Units" below. To the extent our distributions cause a unitholder's "at risk" amount to be less than zero at the end of any taxable year, he must recapture any losses deducted in previous years. Please read "--Limitations on Deductibility of Losses."

   Any reduction in a unitholder's share of our liabilities for which no partner, including our general partners, bears the economic risk of loss, known as "nonrecourse liabilities," will be treated as a distribution of cash to that unitholder. We do not currently have any nonrecourse liabilities. A decrease in a unitholder's percentage interest in us because of our issuance of additional common units will decrease his share of our nonrecourse liabilities, and thus will result in a corresponding deemed distribution of cash. A non-pro rata distribution of cash may result in ordinary income to a unitholder, regardless of his tax basis in his common units, if the distribution reduces his share of our "unrealized receivables," including depreciation recapture, and/or substantially appreciated "inventory items," both as defined in the Internal Revenue Code, and collectively, "Section 751 Assets."

   To that extent, he will be treated as having received his proportionate share of our Section 751 Assets and having exchanged those assets with us in return for the non-pro rata portion of the distribution made to him. This latter deemed exchange will generally result in the unitholder's realization of ordinary income. That income will equal the excess of (1) the non-pro rata portion of that distribution over (2) the unitholder's tax basis for the share of Section 751 Assets deemed relinquished in the exchange.

   Basis of Common Units. A unitholder's initial tax basis for his common units will be the amount he paid for the common units plus his share of our nonrecourse liabilities. That basis will be increased by his share of our income and by any increases in his share of our nonrecourse liabilities. That basis will be decreased, but not below zero, by our distributions to him, by his share of our losses, by any decreases in his share of our nonrecourse liabilities and by his share of our expenditures that are not deductible in computing taxable income and are not required to be capitalized. A unitholder will have no share of our debt which is recourse to either general partner, but will have a share of our nonrecourse liabilities, generally based on his share of profits. Please read "--Disposition of Common Units--Recognition of Gain or Loss."

   Limitations on Deductibility of Losses. The deduction by a unitholder of his share of our losses will be limited to the tax basis in his units and, in the case of an individual unitholder or a corporate unitholder, if more than 50% of the value of the corporate unitholder's stock is owned directly or indirectly by five or fewer individuals or some tax-exempt organizations, to the amount for which the unitholder is considered to be "at risk" with respect to our activities, if that is less than his tax basis. A unitholder must recapture losses deducted in previous years to the extent that distributions cause his at risk amount to be less than zero at the end of any taxable year. Losses disallowed to a unitholder or recaptured as a result of these limitations will carry forward and will be allowable to the extent that his tax basis or at risk amount, whichever is the limiting factor, is subsequently increased. Upon the taxable disposition of a unit, any gain recognized by a unitholder can be offset by losses that were previously suspended by the at risk limitation but may not be offset by losses suspended by the basis limitation. Any excess loss above that gain previously suspended by the at risk or basis limitations is no longer utilizable.

   In general, a unitholder will be at risk to the extent of the tax basis of his units, excluding any portion of that basis attributable to his share of our nonrecourse liabilities, reduced by any amount of money he borrows to acquire or hold his units, if the lender of those borrowed funds owns an interest in us, is related to the unitholder or can look only to the units for repayment. A unitholder's at risk amount will increase or decrease as the tax basis of the unitholder's units increases or decreases, other than tax basis increases or decreases attributable to increases or decreases in his share of our nonrecourse liabilities.

   The passive loss limitations generally provide that individuals, estates, trusts and some closely-held corporations and personal service corporations can deduct losses from passive activities, which are generally partnership or corporate activities in which the taxpayer does not materially participate, only to the extent of the taxpayer's income from those passive activities. The passive loss limitations are applied separately with respect to each publicly-traded partnership. Consequently, any passive losses we generate will only be available to offset our passive income generated in the future and will not be available to offset income from other passive activities or investments, including any dividend income we derive or from our investments or investments in other publicly-traded partnerships, or salary or active business income. Passive losses that are not deductible because they exceed a unitholder's share of our income may be deducted in full when he disposes of his entire investment in us in a fully taxable transaction with an unrelated party. The passive activity loss rules are applied after other applicable limitations on deductions, including the at risk rules and the basis limitation.

   A unitholder's share of our net income may be offset by any suspended passive losses, but it may not be offset by any other current or carryover losses from other passive activities, including those attributable to other publicly-traded partnerships.

   Limitations on Interest Deductions. The deductibility of a non-corporate taxpayer's "investment interest expense" is generally limited to the amount of that taxpayer's "net investment income." Investment interest expense includes:

  . interest on indebtedness properly allocable to property held for investment;

  .  our interest expense attributed to portfolio income; and

  . the portion of interest expense incurred to purchase or carry an interest in a passive activity to the extent attributable to portfolio income.

   The computation of a unitholder's investment interest expense will take into account interest on any margin account borrowing or other loan incurred to purchase or carry a unit.

   Net investment income includes gross income from property held for investment and amounts treated as portfolio income under the passive loss rules, less deductible expenses, other than interest, directly connected with the production of investment income, but generally does not include gains attributable to the disposition of property held for investment.

   The IRS has indicated that the net passive income earned by a publicly traded partnership will be treated as investment income to its unitholders. In addition, a unitholder's share of our portfolio income will be treated as investment income.

   Entity-Level Collections. If we are required or elect under applicable law to pay any federal, state, foreign or local income tax on behalf of any unitholder or the non-managing general partner or any former unitholder, we are authorized to pay those taxes from our funds. That payment, if made, will be treated as a distribution of cash to the unitholder on whose behalf the payment was made. If the payment is made on behalf of a person whose identity cannot be determined, we are authorized to treat the payment as a distribution to all current unitholders. We are authorized to amend the partnership agreement in the manner necessary to maintain uniformity of intrinsic tax characteristics of units and to adjust later distributions, so that after giving effect to these distributions, the priority and characterization of distributions otherwise applicable under the partnership agreement is maintained as nearly as is practicable. Payments by us as described above could give rise to an overpayment of tax on behalf of an individual unitholder in which event the unitholder would be required to file a claim in order to obtain a credit or refund.

   Allocation of Income, Gain, Loss and Deduction. In general, if we have a net profit, our items of income, gain, loss and deduction will be allocated among the non-managing general partner and the unitholders in accordance with their percentage interests in us. At any time that distributions are made to the common units in excess of distributions to the senior subordinated units or junior subordinated units, or incentive distributions are made to Inergy Holdings, gross income will be allocated to the recipients to the extent of these distributions. If we have a net loss for the entire year, that loss will be allocated first to the non-managing general partner and the unitholders in accordance with their percentage interests in us to the extent of their positive capital accounts and, second, to the non-managing general partner.

   Specified items of our income, gain, loss and deduction will be allocated to account for the difference between the tax basis and fair market value of property contributed to us by the non-managing general partner and its affiliates, referred to in this discussion as "Contributed Property." The effect of these allocations to a unitholder purchasing common units will be essentially the same as if the tax basis of our assets were equal to their fair market value at the time of contribution. In addition, recapture income will be allocated to the extent possible to the unitholder who was allocated the deduction giving rise to the treatment of that gain as recapture income in order to minimize the recognition of ordinary income by other unitholders. Finally, although we do not expect that our operations will result in the creation of negative capital accounts, if negative capital accounts nevertheless result, our income and gain will be allocated in an amount and manner to eliminate the negative balance as quickly as possible.

   An allocation of our income, gain, loss or deduction, other than an allocation required by the Internal Revenue Code to eliminate the difference between a partner's "book" capital account, credited with the fair market value of Contributed Property, and "tax" capital account, credited with the tax basis of Contributed Property, referred to in this discussion as the "Book-Tax Disparity," will generally be given effect for federal income tax purposes in determining a unitholder's share of an item of income, gain, loss or deduction only if the allocation has substantial economic effect. In any other case, a unitholder's share of an item will be determined on the basis of his interest in us, which will be determined by taking into account all the facts and circumstances, including his relative contributions to us, the interests of all the unitholders in profits and losses, the interest of all the unitholders in cash flow and other nonliquidating distributions and the rights of all the unitholders to distributions of capital upon liquidation.

   Stinson Morrison Hecker LLP is of the opinion that, with the exception of the issues described in "--Tax Consequences of Unit Ownership--Section 754 Election" and "--Disposition of Common Units--Allocations Between Transferors and Transferees," allocations under our partnership agreement will be given effect for federal income tax purposes in determining a unitholder's share of our income, gain, loss or deduction.

   Treatment of Short Sales. A unitholder whose units are loaned to a "short seller" to cover a short sale of units may be considered as having disposed of those units. If so, he would no longer be a partner for tax purposes with respect to those units during the period of the loan and may recognize gain or loss from the disposition. As a result, during this period:

.. any of our income, gain, loss or deduction with respect to those units would not be reportable by the unitholder,

.. any cash distributions received by the unitholder as to those units would be fully taxable, and

..  all of these distributions would appear to be ordinary income.

   Stinson Morrison Hecker LLP has not rendered an opinion regarding the treatment of a unitholder whose common units are loaned to a short seller. Therefore, unitholders desiring to assure their status as partners and avoid the risk of gain recognition should modify any applicable brokerage account agreements to prohibit their brokers from loaning their units. The IRS has announced that it is studying issues relating to the tax treatment of short sales of partnership interests. Please also read "--Disposition of Common Units--Recognition of Gain or Loss."

   Alternative Minimum Tax. Each unitholder will be required to take into account his share of any items of our income, gain, loss or deduction for purposes of the alternative minimum tax. The current minimum tax rate for noncorporate taxpayers is 26% on the first $175,000 of alternative minimum taxable income in excess of the exemption amount and 28% on any additional alternative minimum taxable income. Prospective unitholders are urged to consult with their tax advisors as to the impact of an investment in units on their liability for the alternative minimum tax.

   Tax Rates. In general the highest effective United States federal income tax rate for individuals for 2002 is 38.6% and the maximum United States federal income tax rate for net capital gains of an individual for 2002 is 20% if the asset disposed of was held for more than 12 months at the time of disposition.

   Section 754 Election. We have made the election permitted by Section 754 of the Internal Revenue Code. That election is irrevocable without the consent of the IRS. The election will generally permit us to adjust a common unit purchaser's tax basis in our assets ("inside basis") under Section 743(b) of the Internal Revenue Code to reflect his purchase price. The Section 743(b) adjustment belongs to the purchaser and not to other unitholders. For purposes of this discussion, a unitholder's inside basis in our assets will be considered to have two components: (1) his share of our tax basis in our assets ("common basis") and (2) his Section 743(b) adjustment to that basis.

   Treasury regulations under Section 743 of the Internal Revenue Code require, if the remedial allocation method is adopted (which we have adopted), a portion of the Section 743(b) adjustment attributable to recovery property to be depreciated over the remaining cost recovery period for the Section 704(c) built-in gain. Under Treasury Regulation Section l.167(c)-l(a)(6), a Section 743(b) adjustment attributable to property subject to depreciation under
Section 167 of the Internal Revenue Code rather than cost recovery deductions under Section 168 is generally required to be depreciated using either the straight-line method or the 150% declining balance method. Under our partnership agreement, the managing general partner is authorized to take a position to preserve the uniformity of units even if that position is not consistent with these Treasury Regulations. Please read "--Tax Treatment of Operations--Uniformity of Units."

   Although Stinson Morrison Hecker LLP is unable to opine as to the validity of this approach because there is no clear authority on this issue, we intend to depreciate the portion of a Section 743(b) adjustment attributable to unrealized appreciation in the value of Contributed Property, to the extent of any unamortized Book-Tax Disparity, using a rate of depreciation or amortization derived from the depreciation or amortization method and useful life applied to the common basis of the property, or treat that portion as non-amortizable to the extent attributable to property the common basis of which is not amortizable. This method is consistent with the regulations under
Section 743 but is arguably inconsistent with Treasury Regulation Section l.167(c)-l(a)(6)
which is not expected to directly apply to a material portion of our assets. To the extent a Section 743(b) adjustment is attributable to appreciation in value in excess of the unamortized Book-Tax Disparity, we will apply the rules described in the Treasury Regulations and legislative history. If we determine that this position cannot reasonably be taken, we may take a depreciation or amortization position under which all purchasers acquiring units in the same month would receive depreciation or amortization, whether attributable to common basis or a Section 743(b) adjustment, based upon the same applicable rate as if they had purchased a direct interest in our assets. This kind of aggregate approach may result in lower annual depreciation or amortization deductions than would otherwise be allowable to some unitholders. Please read "--Tax Treatment of Operations--Uniformity of Units."

   A Section 754 election is advantageous if the transferee's tax basis in his units is higher than the units' share of the aggregate tax basis of our assets immediately prior to the transfer. In that case, as a result of the election, the transferee would have, among other items, a greater amount of depreciation and depletion deductions and his share of any gain or loss on a sale of our assets would be less. Conversely, a Section 754 election is disadvantageous if the transferee's tax basis in his units is lower than those units' share of the aggregate tax basis of our assets immediately prior to the transfer. Thus, the fair market value of the units may be affected either favorably or unfavorably by the election.

   The calculations involved in the Section 754 election are complex and will be made on the basis of assumptions as to the value of our assets and other matters. For example, the allocation of the Section 743(b) adjustment among our assets must be made in accordance with the Internal Revenue Code. The IRS could seek to reallocate some or all of any Section 743(b) adjustment allocated by us to our tangible assets to goodwill instead. Goodwill, as an intangible asset, is generally amortizable over a longer period of time or under a less accelerated method than tangible assets. We cannot assure you that the determinations we make will not be successfully challenged by the IRS and that the deductions resulting from them may not be reduced or disallowed altogether. Should the IRS require a different basis adjustment to be made, and should, in our opinion, the expense of compliance exceed the benefit of the election, we may seek permission from the IRS to revoke our Section 754 election. If permission is granted, a subsequent purchaser of units may be allocated more income than he would have been allocated had the election not been revoked.

Tax Treatment of Operations

   Accounting Method and Taxable Year. We use the year ending December 31 as our taxable year and the accrual method of accounting for federal income tax purposes. Each unitholder will be required to include in income his share of our income, gain, loss and deduction for our taxable year ending within or with his taxable year. In addition, a unitholder who has a taxable year ending on a date other than December 31 and who disposes of all of his units following the close of our taxable year but before the close of his taxable year must include his share of our income, gain, loss and deduction in income for his taxable year, with the result that he will be required to include in income for his taxable year his share of more than one year of our income, gain, loss and deduction. Please read "--Disposition of Common Units--Allocations Between Transferors and Transferees."

   Initial Tax Basis, Depreciation and Amortization. The tax basis of our assets is used for purposes of computing depreciation and cost recovery deductions and, ultimately, gain or loss on the disposition of these assets. The federal income tax burden associated with the difference between the fair market value of our assets and their tax basis immediately prior to this offering will be borne by the non-managing general partner, its affiliates and the owners of units immediately prior to this offering. Please read "--Allocation of Income, Gain, Loss and Deduction."

   To the extent allowable, we may elect to use the depreciation and cost recovery methods that will result in the largest deductions being taken in the early years after assets are placed in service. We will not take any amortization deductions with respect to any goodwill conveyed to us on formation. Property we subsequently acquire or construct may be depreciated using accelerated methods permitted by the Internal Revenue Code.

   If we dispose of depreciable property by sale, foreclosure, or otherwise, all or a portion of any gain, determined by reference to the amount of depreciation previously deducted and the nature of the property, may be subject to the recapture rules and taxed as ordinary income rather than capital gain. Similarly, a unitholder who has taken cost recovery or depreciation deductions with respect to property we own will likely be required to recapture some or all of those deductions as ordinary income upon a sale of his interest in us. Please read "--Tax Consequences of Unit Ownership--Allocation of Income, Gain, Loss and Deduction" and "--Disposition of Common Units--Recognition of Gain or Loss."

   The costs incurred in selling our units (called "syndication expenses") must be capitalized and cannot be deducted currently, ratably or upon termination of Inergy, L.P. There are uncertainties regarding the classification of costs as organization expenses, which may be amortized by us, and as syndication expenses, which may not be amortized by us. The underwriting discounts and commissions we incur will be treated as syndication expenses.

   Valuation and Tax Basis of Our Properties. The federal income tax consequences of the ownership and disposition of units will depend in part on our estimates of the relative fair market values, and determination of the initial tax basis, of our assets. Although we may from time to time consult with professional appraisers regarding valuation matters, we will make many of the relative fair market value estimates ourselves. These estimates, and determination of basis, are subject to challenge and will not be binding on the IRS or the courts. If the estimates of fair market value are later found to be incorrect, the character and amount of items of income, gain, loss or deductions previously reported by unitholders might change, and unitholders might be required to adjust their tax liability for prior years and incur interest and penalties with respect to those adjustments.

Disposition of Common Units

   Recognition of Gain or Loss. Gain or loss will be recognized on a sale of units equal to the difference between the amount realized and the unitholder's tax basis for the units sold. A unitholder's amount realized will be measured by the sum of the cash or the fair market value of other property received plus his share of our nonrecourse liabilities. Because the amount realized includes a unitholder's share of our nonrecourse liabilities, the gain recognized on the sale of units could result in a tax liability in excess of any cash received from the sale. We do not currently have any nonrecourse liabilities.

   Prior distributions from us in excess of cumulative net taxable income for a common unit that decreased a unitholder's tax basis in that common unit will, in effect, become taxable income if the common unit is sold at a price greater than the unitholder's tax basis in that common unit, even if the price is less than his original cost.

   Except as noted below, gain or loss recognized by a unitholder, other than a "dealer" in units, on the sale or exchange of a unit held for more than one year will generally be taxable as capital gain or loss. Capital gain recognized by an individual on the sale of units held more than 12 months will generally be taxed at a maximum rate of 20%. A portion of this gain or loss, which will likely be substantial, however, will be separately computed and taxed as ordinary income or loss under Section 751 of the Internal Revenue Code to the extent attributable to Section 751 Assets. Ordinary income attributable to
Section 751 Assets may exceed net taxable gain realized upon the sale of a unit and may be recognized even if there is a net taxable loss realized on the sale of a unit. Thus, a unitholder may recognize both ordinary income and a capital loss upon a sale of units. Net capital loss may offset capital gains and no more than $3,000 of ordinary income, in the case of individuals, and may only be used to offset capital gain in the case of corporations.

   The IRS has ruled that a partner who acquires interests in a partnership in separate transactions must combine those interests and maintain a single adjusted tax basis for all those interests. Upon a sale or other disposition of less than all of those interests, a portion of that tax basis must be allocated to the interests sold using an "equitable apportionment" method. Treasury regulations under Section 1223 of the Internal Revenue Code allow a selling unitholder who can identify common units transferred with an ascertainable holding period to elect to use the actual holding period of the common units transferred. Thus, according to the ruling, a common unitholder will be unable to select high or low basis common units to sell as would be the case with corporate stock, but, under the Treasury regulations, can designate specific common units sold for purposes of determining the holding period of the units sold. A unitholder electing to use the actual holding period of common units transferred must consistently use that identification method for all subsequent sales or exchanges of common units. A unitholder considering the purchase of additional units or a sale of common units purchased in separate transactions is urged to consult his tax advisor as to the possible consequences of this ruling and application of the regulations.

   Specific provisions of the Internal Revenue Code affect the taxation of some financial products and securities, including partnership interests such as our units, by treating a taxpayer as having sold an "appreciated" partnership interest, one in which gain would be recognized if it were sold, assigned or terminated at its fair market value, if the taxpayer or related persons enter(s) into:

  .  a short sale,

  .  an offsetting notional principal contract, or

  . a futures or forward contract with respect to the partnership interest or substantially identical property.

   Moreover, if a taxpayer has previously entered into a short sale, an offsetting notional principal contract or a futures or forward contract with respect to the partnership interest, the taxpayer will be treated as having sold that position if the taxpayer or a related person then acquires the partnership interest or substantially identical property. The Secretary of Treasury is also authorized to issue regulations that treat a taxpayer that enters transactions or positions that have substantially the same effect as the preceding transactions as having constructively sold the financial position.

   Allocations Between Transferors and Transferees. In general, our taxable income and losses will be determined annually, will be prorated on a monthly basis and will be subsequently apportioned among the unitholders in proportion to the number of units owned by each of them as of the opening of the applicable exchange on the first business day of the month (the "Allocation Date"). However, gain or loss realized on a sale or other disposition of our assets other than in the ordinary course of business will be allocated among the unitholders on the Allocation Date in the month in which that gain or loss is recognized. As a result, a unitholder transferring units may be allocated income, gain, loss and deduction realized after the date of transfer.

   The use of this method may not be permitted under existing Treasury Regulations. Accordingly, Stinson Morrison Hecker LLP is unable to opine on the validity of this method of allocating income and deductions between the transferors and transferees of units. If this method is not allowed under the Treasury Regulations or only applies to transfers of less than all of the unitholder's interest, our taxable income or losses might be reallocated among the unitholders. We are authorized to revise our method of allocation between transferors and transferees, as well as among, unitholders whose interest otherwise vary during a taxable period, to conform to a method which is permitted.

   A unitholder who owns units at any time during a quarter and who disposes of them prior to the record date set for a cash distribution for that quarter will be allocated a share of our income, gain, loss and deductions attributable to that quarter but will not be entitled to receive that cash distribution.

   Notification Requirements. A unitholder who sells or exchanges units is required to notify us in writing of that sale or exchange within 30 days after the sale or exchange. We are required to notify the IRS of that transaction and to furnish specified information to the transferor and transferee. However, these reporting requirements do not apply to a sale by an individual who is a citizen of the United States and who effects the sale or exchange through a broker. Failure to notify us of a purchase may lead to the imposition of substantial penalties.

   Constructive Termination. We will be considered to have been terminated for tax purposes if there is a sale or exchange of 50% or more of the total interests in our capital and profits within a 12-month period. A constructive termination results in the closing of our taxable year for all unitholders. In the case of a unitholder reporting on a taxable year other than a fiscal year ending December 31, the closing of our taxable year may result in more than 12 months of our taxable income or loss being includable in his taxable income for the year of termination. We would be required to make new tax elections after a termination, including a new election under Section 754 of the Internal Revenue Code, and a termination would result in a deferral of any deductions for depreciation. A termination could also result in penalties if we were unable to determine that the termination had occurred. Moreover, a termination might either accelerate the application of, or subject us to, any tax legislation enacted before the termination.

Uniformity of Units

   Because we cannot match transferors and transferees of units, we must maintain uniformity of the economic and tax characteristics of the units to a purchaser of these units. In the absence of uniformity, we may be unable to completely comply with a number of federal income tax requirements, both statutory and regulatory. A lack of uniformity can result from a literal application of Treasury Regulation Section l.167(c)-l(a)(6). Any non-uniformity could have a negative impact on the value of the units. Please read "--Tax Consequences of Unit Ownership--Section 754 Election."

   We depreciate the portion of a Section 743(b) adjustment attributable to unrealized appreciation in the value of Contributed Property, to the extent of any unamortized Book-Tax Disparity, using a rate of depreciation or amortization derived from the depreciation or amortization method and useful life applied to the common basis of that property, or treat that portion as nonamortizable, to the extent attributable to property the common basis of which is not amortizable. This method is consistent with the regulations under
Section 743, but is arguably inconsistent with Treasury Regulation Section l.167(c)-l(a)(6) which is not expected to directly apply to a material portion of our assets. Please read "--Tax Consequences of Unit Ownership--Section 754 Election." To the extent that the Section 743(b) adjustment is attributable to appreciation in value in excess of the unamortized Book-Tax Disparity, we apply the rules described in the Treasury Regulations and legislative history. If we determine that this position cannot reasonably be taken, we may adopt a depreciation and amortization position under which all purchasers acquiring units in the same month would receive depreciation and amortization deductions, whether attributable to a common basis or Section 743(b) adjustment, based upon the same applicable rate as if they had purchased a direct interest in our property. If this position is adopted, it may result in lower annual depreciation and amortization deductions than would otherwise be allowable to some unitholders and risk the loss of depreciation and amortization deductions not taken in the year that these deductions are otherwise allowable. This position will not be adopted if we determine that the loss of depreciation and amortization deductions will have a material adverse effect on the unitholders. If we choose not to utilize this aggregate method, we may use any other reasonable depreciation and amortization method to preserve the uniformity of the intrinsic tax characteristics of any units that would not have a material adverse effect on the unitholders. The IRS may challenge any method of depreciating the Section 743(b) adjustment described in this paragraph. If this challenge were sustained, the uniformity of units might be affected, and the gain from the sale of units might be increased without the benefit of additional deductions. Please read "-- Disposition of Common Units--Recognition of Gain or Loss."

Tax-Exempt Organizations and Other Investors

   Ownership of units by employee benefit plans, other tax-exempt organizations, non-resident aliens, foreign corporations, other non-U.S. persons and regulated investment companies (mutual funds) raises issues unique to those investors and, as described below, may have substantially adverse tax consequences to them. Employee benefit plans and most other organizations exempt from federal income tax, including individual retirement accounts and other retirement plans, are subject to federal income tax on unrelated business taxable income. Virtually all of our income allocated to a unitholder which is a tax-exempt organization will be unrelated business taxable income and will be taxable to them.

   A regulated investment company or "mutual fund" is required to derive 90% or more of its gross income from interest, dividends and gains from the sale of stocks or securities or foreign currency or specified related sources. It is not anticipated that any significant amount of our gross income will include that type of income.

   Non-resident aliens and foreign corporations, trusts or estates that own units will be considered to be engaged in business in the United States because of the ownership of units. As a consequence they will be required to file federal tax returns to report their share of our income, gain, loss or deduction and pay federal income tax at regular rates on their share of our net income or gain. Under rules applicable to publicly traded partnerships, we will withhold at the highest marginal tax rate applicable to individuals on cash distributions made quarterly to foreign unitholders. Each foreign unitholder must obtain a taxpayer identification number from the IRS and submit that number to our transfer agent on a Form W-8 BEN or applicable substitute form in order to obtain credit for these withholding taxes. A change in applicable law may require us to change these procedures.

   In addition, because a foreign corporation that owns units will be treated as engaged in a United States trade or business, that corporation may be subject to the United States branch profits tax at a rate of 30%, in addition to regular federal income tax, on its share of our income and gain, as adjusted for changes in the foreign corporation's "U.S. net equity," which are effectively connected with the conduct of a United States trade or business. That tax may be reduced or eliminated by an income tax treaty between the United States and the country in which the foreign corporate unitholder is a "qualified resident." In addition, this type of unitholder is subject to special information reporting requirements under Section 6038C of the Internal Revenue Code.

   Under a ruling of the IRS, a foreign unitholder who sells or otherwise disposes of a unit will be subject to federal income tax on gain realized on the sale or disposition of that unit to the extent that this gain is effectively connected with a United States trade or business of the foreign unitholder. Apart from the ruling, a foreign unitholder will not be taxed or subject to withholding upon the sale or disposition of a unit if he has owned less than 5% in value of the units during the five-year period ending on the date of the disposition and if the units are regularly traded on an established securities market at the time of the sale or disposition.

Administrative Matters

   Information Returns and Audit Procedures. We intend to furnish to each unitholder, within 90 days after the close of each calendar year, specific tax information, including a Schedule K-l, which describes his share of our income, gain, loss and deduction for our preceding taxable year. In preparing this information, which will not be reviewed by counsel, we will take various accounting and reporting positions, some of which have been mentioned earlier, to determine the unitholders share of income, gain, loss and deduction. We cannot assure you that those positions will yield a result that conforms to the requirements of the Internal Revenue Code, Treasury Regulations or administrative interpretations of the IRS. Neither we nor Stinson Morrison Hecker LLP can assure prospective unitholders that the IRS will not successfully contend in court that those positions are impermissible. Any challenge by the IRS could negatively affect the value of the units.

   The IRS may audit our federal income tax information returns. Adjustments resulting from an IRS audit may require each unitholder to adjust a prior year's tax liability, and possibly may result in an audit of that unitholder's own return. Any audit of a unitholder's return could result in adjustments not related to our returns as well as those related to our returns.

   Partnerships generally are treated as separate entities for purposes of federal tax audits, judicial review of administrative adjustments by the IRS and tax settlement proceedings. The tax treatment of partnership items of income, gain, loss and deduction are determined in a partnership proceeding rather than in separate proceedings with the partners. The Internal Revenue Code requires that one partner be designated as the "Tax Matters Partner" for these purposes. The partnership agreement names Inergy GP, LLC as our Tax Matters Partner.

   The Tax Matters Partner has made and will make some elections on our behalf and on behalf of unitholders. In addition, the Tax Matters Partner can extend the statute of limitations for assessment of tax deficiencies against unitholders for items in our returns. The Tax Matters Partner may bind a unitholder with less than a 1% profits interest in us to a settlement with the IRS unless that unitholder elects, by filing a statement with the IRS, not to give that authority to the Tax Matters Partner. The Tax Matters Partner may seek judicial review, by which all the unitholders are bound, of a final partnership administrative adjustment and, if the Tax Matters Partner fails to seek judicial review, judicial review may be sought by any unitholder having at least a 1% interest in profits or by any group of unitholders having in the aggregate at least a 5% interest in profits. However, only one action for judicial review will go forward, and each unitholder with an interest in the outcome may participate.

   A unitholder must file a statement with the IRS identifying the treatment of any item on his federal income tax return that is not consistent with the treatment of the item on our return. Intentional or negligent disregard of this consistency requirement may subject a unitholder to substantial penalties.

   Nominee Reporting. Persons who hold an interest in us as a nominee for another person are required to furnish to us:

      (a) the name, address and taxpayer identification number of the beneficial owner and the nominee;

      (b) whether the beneficial owner is:

             (1)a person that is not a United States person,

             (2)a foreign government, an international organization or any wholly owned agency or instrumentality of either of the foregoing, or

             (3)a tax-exempt entity;

       (c)the amount and description of units held, acquired or transferred for the beneficial owner; and

       (d)specific information including the dates of acquisitions and transfers, means of acquisitions and transfers, and acquisition cost for purchases, as well as the amount of net proceeds from sales.

   Brokers and financial institutions are required to furnish additional information, including whether they are United States persons and specific information on units they acquire, hold or transfer for their own account. A penalty of $50 per failure, up to a maximum of $100,000 per calendar year, is imposed by the Internal Revenue Code for failure to report that information to us. The nominee is required to supply the beneficial owner of the units with the information furnished to us.

   Registration as a Tax Shelter. The Internal Revenue Code requires that "tax shelters" be registered with the Secretary of the Treasury. The temporary Treasury Regulations interpreting the tax shelter registration provisions of the Internal Revenue Code are extremely broad. It is arguable that we are not subject to the registration requirement on the basis that we will not constitute a tax shelter. However, we have registered as a tax shelter with the Secretary of Treasury in the absence of assurance that we will not be subject to tax shelter registration and in light of the substantial penalties which might be imposed if registration is required and not undertaken.

   Our tax shelter registration number is 01204000001. A unitholder who sells or otherwise transfers a unit in a later transaction must furnish the registration number to the transferee. The penalty for failure of the transferor of a unit to furnish the registration number to the transferee is $100 for each failure. The unitholders must disclose our tax shelter registration number on Form 8271 to be attached to the tax return on which any deduction, loss or other benefit we generate is claimed or on which any of our income is included. A unitholder who fails to disclose the tax shelter registration number on his return, without reasonable cause for that failure, will be subject to a $250 penalty for that failure. Any penalties discussed are not deductible for federal income tax purposes.

Issuance of this registration number does not indicate that investment in us or the claimed tax benefits have been reviewed, examined or approved by the IRS.

   Accuracy-related Penalties. An additional tax equal to 20% of the amount of any portion of an underpayment of tax that is attributable to one or more specified causes, including negligence or disregard of rules or regulations, substantial understatements of income tax and substantial valuation misstatements, is imposed by the Internal Revenue Code. No penalty will be imposed, however, for any portion of an underpayment if it is shown that there was a reasonable cause for that portion and that the taxpayer acted in good faith regarding that portion.

   A substantial understatement of income tax in any taxable year exists if the amount of the understatement exceeds the greater of 10% of the tax required to be shown on the return for the taxable year or $5,000 ($10,000 for most corporations). The amount of any understatement subject to penalty generally is reduced if any portion is attributable to a position adopted on the return:

       (1)for which there is, or was, "substantial authority"; or

       (2)as to which there is a reasonable basis and the pertinent facts of that position are disclosed on the return.

   More stringent rules apply to "tax shelters," a term that in this context does not appear to include us. If any item of income, gain, loss or deduction included in the distributive shares of unitholders might result in that kind of an "understatement" of income for which no "substantial authority" exists, we must disclose the pertinent facts on our return. In addition, we will make a reasonable effort to furnish sufficient information for unitholders to make adequate disclosure on their returns to avoid liability for this penalty.

   A substantial valuation misstatement exists if the value of any property, or the adjusted basis of any property, claimed on a tax return is 200% or more of the amount determined to be the correct amount of the valuation or adjusted basis. No penalty is imposed unless the portion of the underpayment attributable to a substantial valuation misstatement exceeds $5,000 ($10,000 for most corporations). If the valuation claimed on a return is 400% or more than the correct valuation, the penalty imposed increases to 40%.

State, Local and Other Tax Considerations

   In addition to federal income taxes, you will be subject to other taxes, including state and local income taxes, unincorporated business taxes, and estate, inheritance or intangible taxes that may be imposed by the various jurisdictions in which we do business or own property. Although an analysis of those various taxes is not presented here, each prospective unitholder is urged to consider their potential impact on his investment in us. We presently anticipate that substantially all of our income will be generated in the following states: Arkansas, Florida, Georgia, Illinois, Indiana, Michigan, North Carolina, Ohio, Oklahoma, South Carolina, Tennessee, Texas and Wisconsin. Each of these states, except Florida and Texas, currently imposes a personal income tax. A unitholder will likely be required to file state income tax returns and to pay state income taxes in these states and may be subject to penalties for failure to comply with these requirements. In some states, tax losses may not produce a tax benefit in the year incurred and also may not be available to offset income in subsequent taxable years. Some of the states may require us, or we may elect, to withhold a percentage of income from amounts to be distributed to a unitholder who is not a resident of the state. Withholding, the amount of which may be greater or less than a particular unitholder's income tax liability to the state, generally does not relieve a nonresident unitholder from the obligation to file an income tax return. Amounts withheld may be treated as if distributed to unitholders for purposes of determining the amounts distributed by us. Please read "--Tax Consequences of Unit Ownership-- Entity-Level Collections." Based on current law and our estimate of our future operations, the managing general partner anticipates that any amounts required to be withheld will not be material. We may also own property or do business in other states in the future.

   It is the responsibility of each unitholder to investigate the legal and tax consequences, under the laws of pertinent states and localities, of his investment in us. Accordingly, each prospective unitholder should consult, and must depend upon, his own tax counsel or other advisor with regard to those matters. Further, it is the responsibility of each unitholder to file all state and local, as well as federal tax returns, that may be required of him. Stinson Morrison Hecker LLP has not rendered an opinion on the state or local tax consequences of an investment in us.

                             OFFERING UNITHOLDERS

   In December 2001, we acquired the assets of Independent Propane Company Holdings through an affiliate of our general partner for cash and common units. In connection with this acquisition, we agreed to register the resale by the offering unitholders of the common units issued in the acquisition. Each of the offering unitholders acquired its common units in connection with this acquisition. The following table is as of October 3, 2002 and shows the beneficial ownership of common units held by the offering unitholders and to be held following the offering.

                                                                           Percent of
                                                             Units to be  Outstanding
                                   Units Owned   Units to be Owned After  Units After
                                 Before Offering   Offered   Offering (1) Offering (2)
                                 --------------- ----------- ------------ ------------
David L. Scott (3)..............      9,126         9,126         --           *
Robert R. Galvin................      9,126         9,126         --           *
Triad Ventures Limited II, L.P..      5,977         5,977         --           *
Robert L. Clarke................      6,040         6,040         --           *
Summit Capital, Inc.............      4,781         4,781         --           *
Max R. Lents....................      2,533         2,533         --           *
Max R. Lents Marital Trust......      1,333         1,333         --           *
Lents Family Limited Partnership      1,201         1,201         --           *
D. Kent Anderson, IRA...........        649           649         --           *
Murphy K. Lents.................        336           336         --           *
Schuyler M. Tilney..............        301           301         --           *
John F. Howell, Jr..............        300           300         --           *
John Monroe Lents Trust #1......        229           229         --           *
Ransom C. Lummis................        229           229         --           *
Summit Capital Group, LLC.......        150           150         --           *
Thomas D. Manford III...........        144           144         --           *
John L. Long, Jr................        120           120         --           *

--------
(1)The number of common units shown in this column assumes that each offering unitholder sells all of the common units offered by this prospectus that are owned by such offering unitholder and that prior to the sale of such common units such offering unitholder does not acquire additional common units. An offering unitholder may sell none, some or all of the common units offered by such offering unitholder pursuant to this prospectus or may acquire additional common units.
(2)An asterisk indicates ownership of less than 1% of our outstanding common units.
(3)The offering unitholder is an employee of our company as of the date of this prospectus.

                             PLAN OF DISTRIBUTION

   Subject to certain restrictions on transfer that may be applicable to one or more of the selling unitholders, the offering unitholders may sell the common units described in this prospectus and any prospectus supplement to one or more underwriters for public offering and sale, or they may sell the common units to investors directly or through dealers or agents. Any underwriter, dealer or agent involved in the offer and sale of these common units will be named in the applicable prospectus supplement. If these common units are to be offered and sold in an underwritten public offering, we may designate the managing underwriter for such offering, subject to the approval of those offering unitholders who hold over 50% of the common units held by all of the offering unitholders.

   The offering unitholders may act independently of us in making decisions with respect to the timing, manner and size of each of its sales. The offering unitholders may make sales on the Nasdaq National Market or otherwise, at prices and under terms prevailing at the time of the sale, or at prices related to the then-current market price, at fixed prices, or in privately negotiated transactions. The offering unitholders may sell the common units offered by this prospectus by one or more of, or a combination of, the following methods:

  . purchases by a broker-dealer as principal and resales by such broker-dealer for its own account pursuant to this prospectus;

  . ordinary brokerage transactions and transactions in which the broker solicits purchasers;

  . block trades in which the broker-dealer so engaged will attempt to sell the common units as agent, but may position and resell a portion of the block as principal to facilitate the transaction; or

  . privately negotiated transactions, which include direct sales to purchasers and sales effected through agents.

   The offering unitholders may be required by the securities laws of certain states to offer and sell the common units only through registered or licensed brokers or dealers.

   Underwriters may offer and sell these common units at fixed prices, which may be changed, at prices related to the prevailing market prices at the time of sale or at negotiated prices. The offering unitholders also may authorize underwriters acting as their agents to offer and sell these common units upon the terms and conditions as are set forth in the applicable prospectus supplement. In connection with the sale of these common units, underwriters may be deemed to have received compensation from the offering unitholders in the form of underwriting discounts or commissions and may also receive commissions from purchasers of these common units for whom they may act as agent or to whom they sell as principals, or both. Underwriters may sell these common units to or through dealers. Dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agent or to whom they sell as principals, or both. A member firm of the Nasdaq National Market may be engaged to act as the agent of one or more offering unitholders in the sale of common units.

   Any underwriting compensation paid by the offering unitholders to underwriters or agents in connection with the offering of these common units, and any discounts, concessions or commissions allowed by underwriters to participating dealers, will be set forth in the applicable prospectus supplement. Underwriters, dealers and agents participating in the distribution of these common units may be deemed to be underwriters, and any discounts and commissions received by them and any profit realized by them on resale of these common units may be deemed to be underwriting discounts and commissions under the Securities Act of 1933.

   We have agreed to indemnify the offering unitholders and each underwriter, selling agent or other securities professional, if any, against certain liabilities to which they may become subject in connection with the sale of the common units owned by the offering unitholders and registered under this prospectus, including liabilities arising under the Securities Act of 1933.

   If a prospectus supplement so indicates, the offering unitholders may authorize agents, underwriters or dealers to solicit offers by certain institutional investors to purchase those common units to which such prospectus supplement relates, providing for payment and delivery on a future date specified in such prospectus supplement. There may be limitations on the minimum amount that may be purchased by any institutional investor or on the number of common units that may be sold pursuant to such arrangements. Institutional investors include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and such other institutions as we may approve.

   If a prospectus supplement so indicates, the underwriters may, pursuant to Regulation M under the Securities Exchange Act of 1934, engage in transactions, including stabilization bids or the imposition of penalty bids, that may have the effect of stabilizing or maintaining the market price of the common units at a level above that which might otherwise prevail in the open market.

   Certain of the underwriters and their affiliates may be customers of, may engage in transactions with and may perform services for us or our affiliates in the ordinary course of business.

   A prospectus in electronic form may be made available on the web sites maintained by the underwriters. The underwriters may agree to allocate a number of common units for sale to their online brokerage account holders. Such allocations of common units for Internet distributions will be made on the same basis as other allocations. In addition, common units may be sold by the underwriters to securities dealers who resell shares to online brokerage account holders.

   We will pay all costs and expenses incurred for the registration under the Securities Act of 1933 of common units to be offered by the offering unitholders, including without limitation all: (i) registration and filing fees; (ii) printing expenses; and (iii) fees and distributions of counsel and accountants. The offering unitholders will pay all brokerage fees and commissions, if any, incurred in the sale of common units owned by the offering unitholders, and all underwriting discounts and selling commissions, if any.

                                 LEGAL MATTERS

   Stinson Morrison Hecker LLP has passed upon the validity of the common units offered in this prospectus and the material federal income tax considerations regarding the common units.

                                    EXPERTS

   Our consolidated financial statements, appearing in our Annual Report on Form 10-K for the year ended September 30, 2001, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report, which is incorporated by reference in the registration statement of which this prospectus is a part. Our consolidated financial statements are incorporated by reference in reliance upon Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

   The consolidated financial statements of Independent Propane Company Holdings, appearing in our current report on Form 8-K/A that was filed with the SEC on March 1, 2002, have been audited by Arthur Andersen LLP, independent auditors, as set forth in their report, which is incorporated by reference in the registration statement of which this prospectus is a part. These financial statements are incorporated by reference in reliance upon Arthur Andersen LLP's report, given on their authority as experts in accounting and auditing.

                                 OTHER MATTERS

   Arthur Andersen LLP, the independent auditors for Independent Propane Company Holdings, provided us with an audit report with respect to the financial statements of Independent Propane Company Holdings incorporated herein by reference. Prior to the date of this prospectus, the partners of Arthur Andersen LLP who reviewed the most recent audited financial statements relating to Independent Propane Company Holdings have resigned from Arthur Andersen LLP. After reasonable efforts, we have been unable to obtain Arthur Andersen LLP's written consent to the incorporation herein by reference of its audit report with respect to the financial statements of Independent Propane Company Holdings. Accordingly, we have dispensed with the requirement to file their consent in reliance upon Rule 437a of the Securities Act of 1933. Because Arthur Andersen LLP has not consented to the inclusion of their report in this prospectus, you will not be able to recover against Arthur Andersen LLP under Section 11 of the Securities Act for any untrue statements of a material fact contained in the financial statements audited by Arthur Andersen LLP or any omissions to state a material fact required to be stated therein.

                      WHERE YOU CAN FIND MORE INFORMATION

   We file annual, quarterly and current reports and other information with the SEC. You may read and copy any document we file with the SEC at locations maintained by the SEC, including:

  . the principal offices of the SEC located at Judiciary Plaza, Public Reference Room, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549;

  . the regional offices of the SEC located at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661; and

  . the regional offices of the SEC located at 233 Broadway, New York, New York 10279.

   Copies of such materials can be obtained by mail at prescribed rates from the Public Reference Room of the SEC, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. Please call 1-800 SEC-0330 for further information about the operation of the Public Reference Room. Materials also may be obtained from the SEC's web site (http://www.sec.gov), which contains reports, proxy and information statements and other information regarding companies that file electronically with the SEC.

                    INCORPORATION OF DOCUMENTS BY REFERENCE

   The SEC allows us to "incorporate by reference" into this prospectus the information we file with the SEC. This means that we can disclose important information to you by referring you to those documents that we have previously filed with the SEC or documents that we will file with the SEC in the future. The information we incorporate by reference is considered to be part of this prospectus, and later information that we file with the SEC will automatically update and supersede this information. Therefore, before you decide to invest in a particular offering under this registration statement, you should always check for SEC reports we may have filed after the date of this prospectus. We incorporate by reference the documents listed below:

  . our annual report on Form 10-K for the fiscal year ended September 30, 2001, filed with the SEC on December 28, 2001, as amended by our annual report on Form 10-K/A for the fiscal year ended September 30, 2001, filed with the SEC on March 1, 2002;

  . our quarterly report on Form 10-Q for the quarter ended December 31, 2001, filed with the SEC on February 14, 2002; our quarterly report on Form 10-Q for the quarter ended March 31, 2002, filed with the SEC on May 15, 2002; and our quarterly report on Form 10-Q for the quarter ended June 30, 2002, filed with the SEC on August 9, 2002;

  . our current report on Form 8-K filed with the SEC on January 4, 2002, amended by our current report on Form 8-K/A filed with the SEC on March 1, 2002; our current report on Form 8-K filed with the SEC on June 13, 2002; and our current report on Form 8-K filed with the SEC on August 21, 2002;

  . the description of our common units contained in our registration statement on Form 8-A that we filed with the SEC on March 15, 2001, which is incorporated into that registration statement by reference to the description of our common units set forth under the captions "Prospectus Summary," "Cash Distribution Policy," "Description of the Common Units," "The Partnership Agreement" and "Tax Considerations" in the prospectus forming a part of our registration statement on Form S-1 (Reg. No. 333-56976) that we filed with the SEC on March 14, 2001.

We also incorporate by reference all documents filed by us under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 between the date of this prospectus and the sale of all of the common units offered by this prospectus.

   You may request a copy of these filings at no cost, by making written or telephone requests for such copies to:

        Investor Relations
        Inergy, L.P.
        2 Brush Creek Boulevard, Suite 200
        Kansas City, Missouri 64112
        (816) 842-8181

   You should rely only on the information incorporated by reference or provided in this prospectus or any prospectus supplement. If information in incorporated documents conflicts with information in this prospectus you should rely on the most recent information. If information in an incorporated document conflicts with information in another incorporated document, you should rely on the most recent incorporated document. You should not assume that the information in this prospectus, any prospectus supplement or any document incorporated by reference is accurate as of any date other than the date of those documents. We have not authorized anyone else to provide you with any information.